Filed by NetSilicon, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a–12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: NetSilicon, Inc.
Commission File No.: 0–26761